Exhibit 99.1

Yiren Digital Reports Second Quarter 2024 Financial Results

BEIJING – August 20, 2024 – Yiren Digital Ltd. (NYSE: YRD) (“Yiren Digital” or the “Company”), an AI-powered platform providing a comprehensive suite of financial and lifestyle services in China, today announced its unaudited financial results for the quarter ended June 30, 2024.

Second Quarter 2024 Operational Highlights

Financial Services Business

•	Total loans facilitated in the second quarter of 2024 reached RMB12.9 billion (US$1.8 billion), representing an increase of 8.6% from RMB11.9 billion in the first quarter of 2024 and compared to RMB8.2 billion in the same period of 2023.

•	Cumulative number of borrowers served reached 10,807,497 as of June 30, 2024, representing an increase of 8.3% from 9,978,280 as of March 31, 2024, and compared to 8,002,372 as of June 30, 2023.

•	Number of borrowers served in the second quarter of 2024 was 1,491,756, representing an increase of 10.3% from 1,352,200 in the first quarter of 2024 and compared to 1,013,972 in the same period of 2023. The increase was due to our ongoing effort in customer acquisition and user experience enhancement.

•	Outstanding balance of performing loans facilitated reached RMB21.8 billion (US$3.0 billion) as of June 30, 2024, representing an increase of 8.3% from RMB20.2 billion as of March 31, 2024 and compared to RMB12.8 billion as of June 30, 2023.

Insurance Brokerage Business

•	Cumulative number of insurance clients served reached 1,410,158 as of June 30, 2024, representing an increase of 4.9% from 1,343,660 as of March 31, 2024, and compared to 1,133,069 as of June 30, 2023.

•	Number of insurance clients served in the second quarter of 2024 was 88,766, representing an increase of 20.5% from 73,687 in the first quarter of 2024 and compared to 135,449 in the same period of 2023. The increase was primarily due to the continued growth of our property insurance business.

•	Gross written premiums in the second quarter of 2024 were RMB1,060.9 million (US$146.0 million), representing an increase of 16.3% from RMB912.4 million in the first quarter of 2024 and compared to RMB1,332.5 million in the same period of 2023. The increase was mainly attributed to the continued expansion of our property insurance business.

Consumption and Lifestyle Business

•	Total gross merchandise volume generated through our e-commerce platform and “Yiren Select” channel reached RMB554.6 million (US$76.3 million) in the second quarter of 2024, representing a decrease of 11.3% from RMB625.1 million in the first quarter of 2024 and compared to RMB395.8 million in the same period of 2023. The decrease was mainly due to the already high penetration of our products and services within the existing customer pool, along with our strategic scale-back in product offerings as we shift our focus to upgrading customer segmentation.

“Despite the evolving market environment, we are pleased to report another solid quarter with strong unit economics, reflecting the resilience of our business structure and operational strategies, as well as our commitment to quality growth over mere expansion.” said Mr. Ning Tang, Chairman and Chief Executive Officer.

“Our continued investments in AI and the seamless integration of technological innovations into our operations have fostered dual growth in both technological advancements and operational efficiency. Our strategic direction positions us well to evolve into a leading AI-driven platform, paving the way for groundbreaking solutions and setting new industry standards.”

“In the second quarter of 2024, our total revenue reached RMB 1.5 billion, representing 13% increase year-over-year. We generate approximately RMB 369 million net cash from operation in this quarter, remaining healthy and strong.” Ms. Na Mei, Chief Financial Officer commented. “On the balance sheet side, our balance sheet remained strong with RMB 5.5 billion in cash and cash equivalents as of the end of this quarter and we are exploring diversified ways to enhance our shareholder returns. Through both our cash dividend policy and share buybacks, we aim to reward our shareholders for their long-term trust and support, while also boosting market confidence.”

Second Quarter 2024 Financial Results

Total net revenue in the second quarter of 2024 was RMB1,496.5 million (US$205.9 million), representing an increase of 13.0% from RMB1,324.2 million in the second quarter of 2023. Particularly, in the second quarter of 2024, revenue from financial services business was RMB851.0 million (US$117.1 million), representing an increase of 46.2% from RMB582.0 million in the same period of 2023. The increase was attributed to the persistent and growing demand for our small revolving loan products. Revenue from insurance brokerage business was RMB91.5 million (US$12.6 million), representing a decrease of 77.4% from RMB404.7 million in the second quarter of 2023. The decrease was primarily driven by a decline in life insurance sales, resulting from product modifications mandated by new regulations, along with an industry-wide reduction in commission fee rates due to the implementation of more stringent regulatory standards on rates and terms. Revenue from consumption and lifestyle business and others was RMB554.0 million (US$76.2 million), representing an increase of 64.1% from RMB337.5 million in the second quarter of 2023. The annual increase was primarily attributed to the continuous growth of the service and product penetration in the expanding base of paying customers. As the penetration rate reached a substantial level in the second quarter of 2024, the growth rate is expected to moderate.

Sales and marketing expenses in the second quarter of 2024 were RMB285.1 million (US$39.2 million), compared to RMB148.9 million in the same period of 2023. The increase was primarily driven by the swift growth of our financial services segment and enhanced marketing endeavors aimed at attracting new, high-caliber customers while optimizing our customer composition.

Origination, servicing and other operating costs in the second quarter of 2024 were RMB246.5million (US$33.9 million), compared to RMB346.4 million in the same period of 2023. The decrease was mainly due to the decline in insurance brokerage services.

Research and development expenses1 in the second quarter of 2024 were RMB55.8 million (US$7.7 million), compared to RMB33.0 million in the same period of 2023. The increase was mainly attributed to our ongoing investment in AI upgrades and technological innovations.

General and administrative expenses in the second quarter of 2024 were RMB68.7 million (US$9.4 million), compared to RMB63.7 million in the same period of 2023. The increase was primarily due to personnel adjustments.

Allowance for contract assets, receivables and others in the second quarter of 2024 was RMB123.3 million (US$17.0 million), compared to RMB48.9 million in the same period of 2023. The increase reflects the growing volume of loans facilitated on our platform and the more stringent risk estimates in response to the evolving external credit environment.

Provision for contingent liabilities in the second quarter of 2024 was RMB278.9 million (US$38.4 million), compared to RMB12.0 million in the same period of 2023. The increase was mainly attributed to a higher volume of loans facilitated under our risk-taking model2.

Income tax expense in the second quarter of 2024 was RMB92.0 million (US$12.7 million).

Net income in the second quarter of 2024 was RMB409.5 million (US$56.4 million), as compared to RMB527.3 million in the same period in 2023. The decrease was primarily due to the growing loan volume facilitated under our risk-taking model, resulting in substantial upfront provisions required by the current accounting principles.

1 Research and development expenses have been segregated from general and administrative expenses and restated for historical periods to better reflect the Company’s cost and expense structure.

2 The risk-taking model refers to the framework in which the company assumes the credit risk for the loans facilitated on our platform.

Adjusted EBITDA3 (non-GAAP) in the second quarter of 2024 was RMB481.1 million (US$66.2 million), compared to RMB661.7 million in the same period of 2023.

Basic and diluted income per ADS in the second quarter of 2024 were RMB4.7 (US$0.7) and RMB4.7 (US$0.6) respectively, compared to a basic income per ADS of RMB6.0 and a diluted income per ADS of RMB5.9 in the same period of 2023.

Net cash generated from operating activities in the second quarter of 2024 was RMB368.9 million (US$50.8 million), compared to RMB718.1 million in the same period of 2023.

Net cash used in investing activities in the second quarter of 2024 was RMB536.9 million (US$73.9 million), compared to RMB20.0 million in the same period of 2023.

Net cash used in financing activities in the second quarter of 2024 was RMB125.9 million (US$17.3 million), compared to RMB6.1 million in the same period of 2023.

As of June 30, 2024, cash and cash equivalents were RMB5,496.9 million (US$756.4 million), compared to RMB5,904.0 million as of March 31, 2024. As of June 30, 2024, the balance of held-to-maturity investments was RMB5.1 million (US$0.7 million), decreased 51.2% from March 31, 2024. As of June 30, 2024, the balance of available-for-sale investments was RMB329.8 million (US$45.4 million), compared to RMB379.5 million as of March 31, 2024. As of June 30, 2024, the balance of trading securities was RMB83.9 million (US$11.5 million), compared to RMB78.0 million as of March 31, 2024.

Delinquency rates. As of June 30, 2024, the delinquency rates for loans that are past due for 15-29 days, 30-59 days and 60-89 days were 0.8%, 1.4% and 1.6%, respectively, compared to 0.9%, 1.6% and 1.4%, respectively, as of March 31, 2024.

Cumulative M3+ net charge-off rates. As of June 30, 2024, the cumulative M3+ net charge-off rates for loans originated in 2021, 2022 and 2023 were 6.1%, 4.6% and 5.9%, respectively, as compared to 6.3%, 4.7% and 3.9%, respectively, as of March 31, 2024.

Management Change

The Company announces that Ms. Na Mei will resign from her position as Chief Financial Officer due to personal reasons effective as of the close of business on August 20,2024 New York time. Ms. Mei will continue to serve CreditEase, Yiren Digital’s parent company, and assist in ensuring a smooth transition to the new CFO. The board of directors of the Company (the “Board”) extends its gratitude to Ms. Mei for her dedicated service and significant contributions during her tenure.

3 “Adjusted EBITDA” is a non-GAAP financial measure. For more information on this non-GAAP financial measure, please see the section of “Operating Highlights and Reconciliations of GAAP to Non-GAAP Measures” and the table captioned “Reconciliations of Adjusted EBITDA” set forth at the end of this press release.

Following this development, the Board has appointed Mr. Yuning Feng as the new Chief Financial Officer to succeed Ms. Mei. Mr. Feng brings extensive experience and expertise in investment banking and financial control to the role, and the Board is confident in his ability to lead the Company’s financial operations with distinction.

Mr. Feng possesses over a decade of experience in venture capital investment, investment banking and financial control. Before joining Yiren Digital, he was a partner at CE Innovation Capital, from 2015 to 2018 and from 2021 to 2024. In this role, he led investments in fintech, enterprise solutions, and AI sectors, managed investment portfolios, and contributed to fundraising and fund management. From 2018 to 2021, Mr. Feng served as an investment banker at China Renaissance, specializing in corporate finance for fintech and enterprise solutions companies, where he established strong connections with a variety of companies and investors. Earlier in his career, Mr. Feng was a financial controller at Goldman Sachs and UBS from 2008 to 2012. He received a bachelor’s degree from Beijing Foreign Studies University in 2008 and an MBA from the University of Warwick in 2014.

Dividend Policy

The Company is pleased to announce that the Board has approved a semi-annual dividend policy, reflecting our commitment to delivering value to our shareholders. Pursuant to the policy, the Board plans to declare semi-annual dividends at an amount equivalent to no less than 10% of the Company’s anticipated net income after tax in each half year commencing from the first half of 2024. The determination to declare and pay such semi-annual dividends and the amount of dividends in any particular half year will be made at the discretion of the Board and will be based upon the Company’s operations, earnings, cash flow, financial condition and other relevant factors that the Board may deem appropriate.

The cash dividend for the first half of 2024, a payment of US$0.2 per American depositary share (the “ADS”), each representing two ordinary shares of the Company, par value US$0.0001 per share, is expected to be paid on or about October 15, 2024, to holders of the Company’s ordinary shares and ADSs of record as of the close of business on September 30, 2024, Hong Kong time and New York time, respectively.

Update on Share Repurchase

In September 2022, the Board authorized a share repurchase program under which the Company may repurchase up to US$20 million worth of its ADSs. The share repurchases may be made in accordance with applicable laws and regulations through open market transactions, privately negotiated transactions or other legally permissible means as determined by the management.

In the second quarter of 2024, the Company allocated US$4.0 million to repurchase shares in the public market. As of June 30, 2024, the Company had in aggregate purchased approximately 4.3 million ADSs in the open market for a total amount of approximately US$13.5 million (exclusive of commissions) under the 2022 share repurchase program.

Business Outlook

Based on the Company’s preliminary assessment of business and market conditions, the Company projects the total revenue in the third quarter of 2024 to be between RMB1.4 billion to RMB1.5 billion, with a healthy net profit margin.

This is the Company’s current and preliminary view, which is subject to changes and uncertainties.

Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses several non-GAAP financial measures, such as adjusted EBITDA and adjusted EBITDA margin as supplemental measures to review and assess operating performance. We believe these non-GAAP measures provide useful information about our core operating results, enhance the overall understanding of our past performance and prospects and allow for greater visibility with respect to key metrics used by our management in our financial and operational decision-making. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The non-GAAP financial measures have limitations as analytical tools. Other companies, including peer companies in the industry, may calculate these non-GAAP measures differently, which may reduce their usefulness as a comparative measure. The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating our performance. See “Operating Highlights and Reconciliation of GAAP to Non-GAAP measures” at the end of this press release.

Currency Conversion

This announcement contains currency conversions of certain RMB amounts into US$ at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to US$ are made at a rate of RMB7.2672 to US$1.00, the effective noon buying rate on June 28, 2024, as set forth in the H.10 statistical release of the Federal Reserve Board.

Conference Call

Yiren Digital’s management will host an earnings conference call at 8:00 a.m. U.S. Eastern Time on August 20, 2024 (or 8:00 p.m. Beijing/Hong Kong Time on August 20, 2024).

Participants who wish to join the call should register online in advance of the conference at: https://dpregister.com/sreg/10191859/fd4b40278f

Once registration is completed, participants will receive the dial-in details for the conference call.

Additionally, a live and archived webcast of the conference call will be available at: https://event.choruscall.com/mediaframe/webcast.html?webcastid=T01PiHJw

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “confident” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Yiren Digital’s control. Forward-looking statements involve risks, uncertainties, and other factors that could cause actual results to differ materially from those contained in any such statements. Potential risks and uncertainties include, but are not limited to, uncertainties as to Yiren Digital’s ability to attract and retain borrowers and investors on its marketplace, its ability to introduce new loan products and platform enhancements, its ability to compete effectively, PRC regulations and policies relating to the peer-to-peer lending service industry in China, general economic conditions in China, and Yiren Digital’s ability to meet the standards necessary to maintain the listing of its ADSs on the NYSE or other stock exchange, including its ability to cure any non-compliance with the NYSE’s continued listing criteria. Further information regarding these and other risks, uncertainties or factors is included in Yiren Digital’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and Yiren Digital does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

About Yiren Digital

Yiren Digital Ltd. is an advanced, AI-powered platform providing a comprehensive suite of financial and lifestyle services in China. Our mission is to elevate customers’ financial well-being and enhance their quality of life by delivering digital financial services, tailor-made insurance solutions, and premium lifestyle services. We support clients at various growth stages, addressing financing needs arising from consumption and production activities, while aiming to augment the overall well-being and security of individuals, families, and businesses.

For investor and media inquiries, please contact:

Yiren Digital

Investor Relations

Email: ir@yiren.com

Unaudited Condensed Consolidated Statements of Operations

 (in thousands, except for share, per share and per ADS data, and percentages)

	For the Three Months Ended				For the Six Months Ended
	June 30, 2023	March 31, 2024	June 30, 2024	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2024
	RMB	RMB	RMB	USD	RMB	RMB	USD
Net revenue:
Loan facilitation services	514,353	676,295	695,532	95,708	931,518	1,371,827	188,770
Post-origination services	5,273	1,772	1,290	178	11,589	3,062	421
Insurance brokerage services	404,695	124,926	91,526	12,594	601,053	216,452	29,785
Financing services	14,896	10,666	19,574	2,693	37,473	30,240	4,161
Electronic commerce services	287,725	502,936	523,641	72,055	530,583	1,026,577	141,262
Guarantee services	6,343	16,853	68,934	9,486	12,102	85,787	11,805
Others	90,921	44,636	96,039	13,216	186,231	140,675	19,357
Total net revenue	1,324,206	1,378,084	1,496,536	205,930	2,310,549	2,874,620	395,561
Operating costs and expenses:
Sales and marketing	148,947	277,223	285,101	39,231	255,159	562,324	77,378
Origination,servicing and other operating costs	346,367	233,270	246,542	33,925	546,112	479,812	66,024
Research and development	33,018	40,521	55,812	7,680	62,187	96,333	13,256
General and administrative	63,723	83,674	68,670	9,449	127,104	152,344	20,963
Allowance for contract assets, receivables and others	48,865	102,334	123,285	16,965	88,271	225,619	31,047
Provision for contingent liabilities	11,975	67,258	278,925	38,382	17,474	346,183	47,636
Total operating costs and expenses	652,895	804,280	1,058,335	145,632	1,096,307	1,862,615	256,304
Other (expenses)/income:
Interest income, net	10,535	27,713	24,668	3,394	25,054	52,381	7,208
Fair value adjustments related to Consolidated ABFE	(17,470)	15,468	38,706	5,326	(28,673)	54,174	7,455
Others, net	2,730	677	(11)	(1)	6,319	666	91
Total other (expenses)/income	(4,205)	43,858	63,363	8,719	2,700	107,221	14,754
Income before provision for income taxes	667,106	617,662	501,564	69,017	1,216,942	1,119,226	154,011
Income tax expense	139,758	131,779	92,036	12,664	262,428	223,815	30,798
Net income	527,348	485,883	409,528	56,353	954,514	895,411	123,213

Weighted average number of ordinary shares outstanding, basic	176,929,176	174,282,443	172,831,722	172,831,722	177,353,262	173,557,082	173,557,082
Basic income per share	2.9806	2.7879	2.3695	0.3261	5.3820	5.1592	0.7099
Basic income per ADS	5.9612	5.5758	4.7390	0.6522	10.7640	10.3184	1.4198

Weighted average number of ordinary shares outstanding, diluted	179,124,032	176,202,571	174,711,554	174,711,554	179,650,148	175,457,062	175,457,062
Diluted income per share	2.9440	2.7575	2.3440	0.3225	5.3132	5.1033	0.7022
Diluted income per ADS	5.8880	5.5150	4.6880	0.6450	10.6264	10.2066	1.4044

Unaudited Condensed Consolidated Cash Flow Data
Net cash generated from operating activities	718,058	631,743	368,908	50,763	1,108,365	1,000,651	137,693
Net cash (used in)/provided by investing activities	(19,988)	(683,697)	(536,883)	(73,878)	754,295	(1,220,580)	(167,957)
Net cash used in financing activities	(6,120)	(14,774)	(125,884)	(17,322)	(398,951)	(140,658)	(19,355)
Effect of foreign exchange rate changes	329	1,340	(896)	(123)	148	444	61
Net increase/(decrease) in cash, cash equivalents and restricted cash	692,279	(65,388)	(294,755)	(40,560)	1,463,857	(360,143)	(49,558)
Cash, cash equivalents and restricted cash, beginning of period	5,132,273	6,058,604	5,993,216	824,694	4,360,695	6,058,604	833,692
Cash, cash equivalents and restricted cash, end of period	5,824,552	5,993,216	5,698,461	784,134	5,824,552	5,698,461	784,134

Unaudited Condensed Consolidated Balance Sheets

 (in thousands)

	As of
	December 31, 2023	March 31, 2024	June 30, 2024	June 30, 2024
	RMB	RMB	RMB	USD
Cash and cash equivalents	5,791,333	5,903,995	5,496,932	756,403
Restricted cash	267,271	89,221	201,529	27,731
Trading securities	76,053	77,967	83,889	11,544
Accounts receivable	499,027	610,745	654,698	90,089
Guarantee receivable	2,890	36,787	260,759	35,882
Contract assets, net	978,051	994,116	962,482	132,442
Contract cost	32	18	206	28
Prepaid expenses and other assets	423,621	1,273,040	1,662,654	228,789
Loans at fair value	677,835	655,058	473,311	65,130
Financing receivables	116,164	73,383	30,501	4,197
Amounts due from related parties	820,181	726,991	1,509,651	207,735
Held-to-maturity investments	10,420	10,420	5,087	700
Available-for-sale investments	438,084	379,489	329,829	45,386
Equity investments	-	-	2,500	344
Property, equipment and software, net	79,158	77,777	77,970	10,729
Deferred tax assets	73,414	59,260	44,309	6,097
Right-of-use assets	23,382	18,758	19,462	2,678
Total assets	10,276,916	10,987,025	11,815,769	1,625,904
Accounts payable	30,902	41,484	43,710	6,015
Amounts due to related parties	14,414	1,122	2,485	342
Guarantee liabilities-stand ready	8,802	40,583	278,656	38,344
Guarantee liabilities-contingent	28,351	81,921	336,190	46,261
Deferred revenue	54,044	46,807	38,843	5,345
Payable to investors at fair value	445,762	445,762	350,000	48,162
Accrued expenses and other liabilities	1,463,369	1,595,052	1,727,182	237,668
Deferred tax liabilities	122,075	114,222	55,520	7,640
Lease liabilities	23,648	19,025	19,280	2,653
Total liabilities	2,191,367	2,385,978	2,851,866	392,430
Ordinary shares	130	130	130	18
Additional paid-in capital	5,171,232	5,172,942	5,175,653	712,194
Treasury stock	(94,851)	(109,444)	(139,380)	(19,179)
Accumulated other comprehensive income	23,669	66,671	47,798	6,576
Retained earnings	2,985,369	3,470,748	3,879,702	533,865
Total equity	8,085,549	8,601,047	8,963,903	1,233,474
Total liabilities and equity	10,276,916	10,987,025	11,815,769	1,625,904

Operating Highlights and Reconciliation of GAAP to Non-GAAP Measures

(in thousands, except for number of  borrowers, number of insurance clients, cumulative number of insurance clients and percentages)

	For the Three Months Ended				For the Six Months Ended
	June 30, 2023	March 31, 2024	June 30, 2024	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2024
	RMB	RMB	RMB	USD	RMB	RMB	USD
Operating Highlights
Amount of loans facilitated	8,156,201	11,910,367	12,936,017	1,780,055	14,576,413	24,846,384	3,418,976
Number of borrowers	1,013,972	1,352,200	1,491,756	1,491,756	1,457,736	2,439,778	2,439,778
Remaining principal of performing loans	12,768,448	20,156,161	21,827,634	3,003,582	12,768,448	21,827,634	3,003,582
Cumulative number of insurance clients	1,133,069	1,343,660	1,410,158	1,410,158	1,133,069	1,410,158	1,410,158
Number of insurance clients	135,449	73,687	88,766	88,766	212,414	153,807	153,807
Gross written premiums	1,332,458	912,431	1,060,885	145,983	2,255,841	1,973,316	271,537
First year premium	1,101,928	514,141	577,387	79,451	1,729,243	1,091,528	150,199
Renewal premium	230,530	398,290	483,498	66,532	526,598	881,788	121,338
Gross merchandise volume	395,820	625,120	554,574	76,312	704,387	1,179,695	162,331

Segment Information
Financial services business:
Revenue	581,974	738,117	851,031	117,106	1,065,847	1,589,148	218,674
Sales and marketing expenses	103,164	251,922	253,103	34,828	165,382	505,025	69,494
Origination, servicing and other operating costs	38,961	85,787	113,234	15,582	86,570	199,021	27,386
Allowance for contract assets, receivables and others	45,754	101,127	124,765	17,168	85,976	225,892	31,084
Provision for contingent liabilities	11,975	67,258	278,925	38,382	17,474	346,183	47,636

Insurance brokerage business:
Revenue	404,695	124,926	91,526	12,594	601,053	216,452	29,785
Sales and marketing expenses	3,845	3,565	4,263	587	6,134	7,828	1,077
Origination, servicing and other operating costs	289,851	136,883	122,358	16,837	423,468	259,241	35,673
Allowance for contract assets, receivables and others	3,614	1,012	(1,502)	(207)	3,626	(490)	(67)

Consumption & lifestyle business and others:
Revenue	337,537	515,041	553,979	76,230	643,649	1,069,020	147,102
Sales and marketing expenses	41,938	21,736	27,735	3,816	83,643	49,471	6,807
Origination, servicing and other operating costs	17,555	10,600	10,950	1,506	36,074	21,550	2,965
Allowance for contract assets, receivables and others	(753)	9	(11)	(2)	(1,232)	(2)	-

Reconciliation of Adjusted EBITDA
Net income	527,348	485,883	409,528	56,353	954,514	895,411	123,213
Interest income, net	(10,535)	(27,713)	(24,668)	(3,394)	(25,054)	(52,381)	(7,208)
Income tax expense	139,758	131,779	92,036	12,664	262,428	223,815	30,798
Depreciation and amortization	1,778	1,892	2,026	279	3,646	3,918	539
Share-based compensation	3,321	1,207	2,136	294	5,410	3,343	460
Adjusted EBITDA	661,670	593,048	481,058	66,196	1,200,944	1,074,106	147,802
Adjusted EBITDA margin	50.0%	43.0%	32.1%	32.1%	52.0%	37.4%	37.4%

Delinquency Rates
	15-29 days	30-59 days	60-89 days
December 31, 2019	0.8%	1.3%	1.0%
December 31, 2020	0.5%	0.7%	0.6%
December 31, 2021	0.9%	1.5%	1.2%
December 31, 2022	0.7%	1.3%	1.1%
December 31, 2023	0.9%	1.4%	1.2%
March 31, 2024	0.9%	1.6%	1.4%
June 30, 2024	0.8%	1.4%	1.6%

Net Charge-Off Rate
Loan Issued Period	Amount of Loans Facilitated During the Period	Accumulated M3+ Net Charge-Off as of June 30, 2024	Total Net Charge- Off Rate as of June 30, 2024
	(in RMB thousands)	(in RMB thousands)
2019	3,431,443	381,533	11.1%
2020	9,614,819	723,686	7.5%
2021	23,195,224	1,418,075	6.1%
2022	22,623,101	1,033,743	4.6%
2023	36,036,301	2,126,589	5.9%
2024Q1	11,910,367	105,205	0.9%

	M3+ Net Charge-Off Rate
Loan Issued Period	Month on Book
	4	7	10	13	16	19	22	25	28	31	34
2019Q1	0.0%	0.8%	2.0%	3.4%	5.3%	5.9%	6.3%	6.3%	6.3%	6.3%	6.3%
2019Q2	0.1%	1.5%	4.5%	7.5%	8.8%	9.2%	9.9%	10.3%	10.6%	10.6%	10.6%
2019Q3	0.2%	2.9%	6.8%	9.0%	10.4%	12.0%	13.2%	13.8%	14.4%	14.6%	14.6%
2019Q4	0.4%	3.1%	4.9%	6.3%	7.2%	7.9%	8.4%	8.9%	9.5%	9.8%	9.8%
2020Q1	0.6%	2.3%	4.1%	5.2%	6.0%	6.2%	6.6%	7.3%	7.8%	7.9%	7.9%
2020Q2	0.5%	2.5%	4.2%	5.3%	6.1%	6.7%	7.6%	8.1%	8.2%	8.3%	8.2%
2020Q3	1.1%	3.3%	5.1%	6.3%	7.1%	8.1%	8.7%	8.9%	8.9%	8.8%	8.7%
2020Q4	0.3%	1.8%	3.2%	4.6%	6.0%	7.1%	7.4%	7.6%	7.6%	7.5%	7.5%
2021Q1	0.4%	2.3%	3.9%	5.5%	6.7%	7.0%	7.2%	7.3%	7.2%	7.1%	7.0%
2021Q2	0.4%	2.4%	4.5%	5.9%	6.4%	6.7%	6.8%	6.7%	6.6%	6.5%	6.4%
2021Q3	0.5%	3.1%	5.0%	5.9%	6.3%	6.4%	6.4%	6.3%	6.2%	6.1%
2021Q4	0.6%	3.2%	4.6%	5.3%	5.4%	5.4%	5.3%	5.2%	5.1%
2022Q1	0.6%	2.5%	3.8%	4.5%	4.5%	4.4%	4.3%	4.2%
2022Q2	0.4%	2.2%	3.6%	4.1%	4.2%	4.1%	4.0%
2022Q3	0.5%	2.7%	4.1%	4.7%	4.8%	4.6%
2022Q4	0.6%	3.0%	4.6%	5.4%	5.4%
2023Q1	0.5%	3.1%	4.9%	5.8%
2023Q2	0.5%	3.3%	5.2%
2023Q3	0.7%	4.0%
2023Q4	0.6%